

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

Via E-mail
Ms. Laurie A. Bebo
President and Chief Executive Officer
Assisted Living Concepts, Inc.
W140 N8981 Lilly Road
Menomonee Falls, Wisconsin 53051

      **Re:    Assisted Living Concepts, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2010**
              **Filed March 10, 2011**
              **File No. 001-13498**

Dear Ms. Bebo:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathleen Krebs for

                    Larry Spirgel
                    Assistant Director